Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: YES! The merger between @Sprint & @TMobile will allow us to save $$$ where it counts, so we can invest nearly $40B in the best nationwide #5G network & services. #5GForAll [investor info: sprint.co/2JYUA8d ]

https://www.washingtonexaminer.com/business/t-mobile-seeks-fcc-approval-for-sprint-deal-after-at-t-time-warner-merger:

T-Mobile seeks FCC approval for Sprint deal after AT&T’s antitrust win by Joe Williams

June 19, 2018 12:22 PM

A combined T-Mobile and Sprint will lower costs for consumers and accelerate the development of fifth-generation wireless technology, the companies argued in a request this week for the Federal Communications Commission to approve their merger.

The two firms are doubling down on broadband as other Internet providers push into the content industry through acquisitions. A federal judge recently approved a $85 billion deal between AT&T and Time Warner, while Comcast submitted a counter-offer for 21st Century Fox assets that Disney had agreed to buy.

T-Mobile and Sprint say their combination, which is also under review by the Justice Department’s antitrust division, will force competitors like AT&T and Verizon Wireless to lower their prices. They argue the merger will also allow the new company to invest heavily in creating the infrastructure to support faster internet speeds; the companies previously committed to spending $40 billion on 5G networks over the next three years.

“The combination of the two companies will generate enormous cost savings,” including about $43.6 billion from combined operations and staffs, the firms said, and enable them to compete more effectively with larger rivals.

In the filing, Sprint says its share in the mobile wireless service dropped to 13.4 percent in 2016, down from 15.5 percent in 2013.

“Sprint’s loss of subscribers has steadily dwindled the base of customers across which it could distribute costs, exacerbating its scale disadvantages compared to larger competitors,” according to the filing.

Sprint said its “historically poor perceived network performance and other challenges” have resulted in customer churn that will make it difficult to “attract and retain customers as a standalone company.” Service revenue at the Overland Park, Kan.-based provider dropped 25 percent in the past five years, and it currently has $32 billion in debt, which Sprint says makes it “the most highly leveraged company in the S&P 500.”

T-Mobile had a 15.4 percent of the mobile wireless market in 2016 and currently serves roughly 72.6 million customers.

Tweet: Maverick …UnCarrier… Disrupter… call it whatever you want. Combining @Sprint & @TMobile keeps competition fierce and @ATT & @Verizon on their toes. Time to cut the cord. #5GForAll [investor info: sprint.co/2IfYOTp ]

https://www.ft.com/content/3dba2f38-73d4-11e8-b6ad-3823e4384287:

‘New T-Mobile’ begins battle to win FCC approval for Sprint merger

Nic Fildes – June 19, 2018

The battle to merge the third and fourth largest mobile phone companies in the US has begun in earnest after “New T-Mobile” filed its public interest statement with the Federal Communications Commission.

The filing is based on the argument that the merger would be good for consumers as it would allow the combined business to invest $40bn in network improvements and become a leader in new 5G networks creating thousands of jobs. It said that would allow more Americans to ‘cut the cord’ with cable companies and improve rural coverage.

“T-Mobile and Sprint are merging to beat Verizon and AT&T, not to be like them,” the filing stated.

Deutsche Telekom-controlled T-Mobile finally struck an agreement to merge with Sprint, the struggling mobile player owned by SoftBank, in April with the German company securing the control it needed to try to get the deal past regulators.

Clearance from the FCC is key in getting the merger, which was agreed before AT&T’s takeover of Time Warner was ratified by a US judge last week, is crucial. The FCC played a role in derailing AT&T’s takeover of T-Mobile USA earlier this decade and is likely to take a deep look at the impact of the merger on competition. The deal will also face opposition from consumer groups that are concerned that lower-cost sub-brands and virtual networks that benefit from the competition between Sprint and T-Mobile could be harmed by the merger.

The company’s filing hammered home the point that the wireless sector is getting more competitive and that the deal should not be solely viewed against established rivals Verizon and AT&T. “Many significant companies, particularly Comcast and Charter, but also DISH, TracFone, and Google, have successfully entered or are on the verge of entering the wireless market, demonstrating the intensity of current competition in the sector,” it said.

John Legere, chief executive of T-Mobile, said the company would keep prices low if the merger is approved as it perseveres with its ‘Uncarrier’ model. “ When it comes to changing how the wireless industry operates, we’re only getting started,” he said. The filing even states that New T-Mobile will remain a “maverick” operator.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.